ORRICK, HERRINGTON & SUTCLIFFE LLP
51 W 52ND STREET
NEW YORK, NEW YORK 10019-6142

tel +1-212-506-5000
fax +1-212-506-5151

WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

October 10, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Kathleen Collins, Branch Chief

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2012 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 6 to the Form S-1 (the “Amendment”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Attached to this letter as Schedule I, Schedule II and Schedule III are supplemental responses sent to the Staff not in connection with a publicly filed amendment to the Form S-1.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-1

Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from Amendment No. 4 to the Form S-1 filed by the Company on September 27, 2012.

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

1.                                      We note your added disclosure in response to prior comment 1 of our letter dated September 14, 2012. However, it does not appear that the shares you disclose in note (3) on page 11 reconcile to the total weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock. Please provide a complete reconciliation of these shares, or cross reference to a reconciliation provided elsewhere in the registration statement.

In response to the Staff’s Comment, the Company has revised its disclosure in note (3) on page 11 of this Amendment to cross-reference pro forma note (n) on pages 50 and 51 of the Amendment.  Pro forma note (n) has also been revised to further describe and reconcile the pro forma weighted average shares outstanding for the year ended December 31, 2011 and the six months ended June 30, 2012.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note (i), page 49

2.                                      We note your response to prior comment 3 of our letter dated September 25, 2012 that for the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected. Please clarify why the restricted stock charge is lower than the profits interest charge. In this regard, we note your disclosure on page 46 that this relates to a modification of the award. Please tell us the authoritative accounting guidance you have followed in accounting for this modification, and why it is appropriate to recognize a reduction in compensation expense. Further, tell us what consideration you gave to disclosing the accounting guidance you are following.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-2

In response to the Staff’s Comment, the Company has revised its pro forma adjustment described in note (i) on page 49 of the Amendment that resulted in a credit adjustment to the income statement. As described in Note 12 to the Company’s Consolidated Financial Statements, in the prior periods, the profits interest issued to an executive was accounted for as a liability classified award under ASC 718 due to the put feature in the terms of the original award agreement, and is re-measured to fair value at the end of each reporting period.  In connection with the Reorganization, based on the terms of the profits interest agreement, the put feature will expire and the unvested profits interest will be exchanged for restricted stock.  As such, there is no modification to the award; the expense recognition and classification of the award follows the terms of the award as disclosed in Note 12 to the Company’s Consolidated Financial Statements.

Furthermore, in conjunction with the offering, 50% of the remaining unvested portion of the award as of that date will vest immediately, while the balance will continue to vest through April 5, 2016.  Accordingly, the expense attribution after the consummation of the offering as reflected in the pro forma financial statements is lower than the historical expense that was historically recorded due to the non-recurring vesting acceleration at the time of the offering, which has been excluded from the pro forma amount in accordance with Article 11 of Regulation S-X.

The following table details the pro forma credit adjustment:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012

Recorded in the Historical Income Statement	$2,122	$2,157
Pro Forma Expense for Recurring Portion of Restricted Award	$877	$437

Pro Forma Credit Adjustment	$(1,245)	$(1,720)

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-3

Basic and Diluted Pro Forma as Adjusted Net Income Per Share of Common Stock, page 50

3.                                      We note your added disclosure in response to prior comment 4 of our letter dated September 25, 2012. Please provide us with the computation supporting the vesting of restricted stock totaling 8,668 shares and 2,900 shares on a weighted average basis as disclosed in the second and third paragraphs on page 51. Please also tell us how the 112,240 shares described in subsection (iii) on page 51 are included in your weighted average shares of common stock outstanding basic and clarify your disclosures accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Amendment to disclose the reconciliation calculation of the weighted average shares of common stock outstanding. The Company’s reconciliation includes the weighted average shares of common stock outstanding as a result of the Reorganization and the offering and the incremental shares as a result of the awards that converted or were accelerated to common stock in connection with the Reorganization and the offering. The computation supporting the vesting of restricted stock totaling 8,668 shares during the year ended December 31, 2011 and 2,900 shares during the six months ended June 30, 2012 is provided in the attached Exhibit A. As noted on pages 50 and 51 of the Amendment, for the year ended December 31, 2011, there were an incremental 8,668 weighted average shares of common stock as a result of the vesting of 23,071 issued shares during the year ended December 31, 2011. Additionally, as noted on pages 50 and 51 of the Amendment, for the six months ended June 30, 2012, there were an incremental 2,900 weighted average shares of common stock as a result of vesting of 11,536 issued shares during the six months ended June 30, 2012.

The 112,240 shares which are described in subsection (iii) on page 51 of the Amendment are included in the reconciliation table contained on page 50 thereof.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-4

Critical Accounting Policies

Equity-Based Compensation

Common Stock Valuations, page 76

4.                                      We note your response to prior comment 11 of our letter dated July 20, 2012 and your added disclosure on page 81 that you believe the difference between the fair value of your common stock on the most recent VAR grant date and the anticipated offering price range reflects a standard market discount for an initial public offering. Please clarify your disclosure to further describe what this discount represents; what assumptions it incorporates regarding market, industry or company factors and please clarify why the factors and assumptions that determined this discount were not also reflected in your most recent common stock valuation performed on September 17, 2012.

The Company respectfully submits that pages 78 and 81 of the Amendment set forth the key factors considered by the Company’s compensation committee in estimating the fair value of the Company’s common stock in order to determine the fair value of VAR grants made in September 2012.  As noted on page 77 of the Amendment, the Company granted an aggregate of 52,750 VARs in September 2012 at an exercise price per share of $20.34.  As of the date of the grants, the Company’s compensation committee determined the fair value of the Company’s common stock to be $20.34 per share, which corresponds to a total market value of $[****].  The underwriters, as part of the underwriting process, determined their estimate of the Company’s market value as a publicly-traded company to be $[****].

In contrast, the exercise undertaken by the Company and the underwriters in setting the anticipated offering range for the IPO, as set forth on the cover page of the preliminary prospectus, was quite different.  Although the total enterprise value of the Company was a critical factor in that process, the Company and the underwriters also had extensive discussions regarding the number of shares to be sold, the total size of the offering, the track record of successful IPO pricing for technology IPOs since 2010 and the various factors they believe that contributed to such success, including the composition of desired investors, the book-building process and other factors relative to the pricing of an IPO.  In looking at the track record of IPO pricings, factors included the size of the offering, the initial filing range, the initial mid-point of the range, whether the range was revised up or down during the road show, whether there was a revised filing range or midpoint as well as the final offering price.  The underwriters also reviewed with the Company IPO pricing outcomes for seven recent technology IPOs that were viewed as the primary comparables to the Company which included IPO discounts of [****]-[****]%.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-5

Given the foregoing, the underwriters recommended, and the Company’s management and Board of Directors agreed, that the price range to be put on the front cover page of the preliminary prospectus should be at a significant discount (the so-called IPO discount) to the price that the underwriters expect the shares will trade at in the public market following the IPO.

As described in the previous response letter, language has been added to page 81 of the Amendment under the heading “Anticipated Offering Price Range” that discloses the difference between the fair value determined for the most recent VAR grants and the anticipated IPO price and notes that the assumptions used in the two valuations were not materially different and the anticipated IPO price reflects a discount typical for transactions of this nature.  We respectfully advise the Staff that there has been, and we expect there to continue to be, significant analysis and debate about the appropriate pricing of IPOs and the market factors which drive it.  In this regard, we also reference Chairman Schapiro’s August 23, 2012 letter to The Honorable Darrell E. Issa, in which the Commission was asked to review the regulatory framework which dictate the manner in which IPOs are conducted and priced.  We believe that Chairman Shapiro provided a thoughtful and thorough review of the pricing and regulatory framework, including the book-building process leading up to the pricing of an IPO.  Her letter also notes the information that underwriters look to gather from prospective institutional investors during that process, which includes their price levels (i.e., indication of interest or conditional offer to buy) as well as what prices the prospective investor expects the shares will trade at after the offering is completed (e.g., at what price the stock will be trading three to six months after the offering).  These two factors drive the typical IPO discount as discussed in the preceding paragraph and Chairman Shapiro’s letter, which includes reference to the fact that IPO pricing typically “reflects the discount necessary to attract key institutional investors who are expected to be making a long-term investment commitment.”

We further advise the Staff that there have been no developments at the Company that have negatively impacted either its results of operations or its prospects since the point in time that the Company provided estimates to the third-party valuation firm and to the underwriters for their use in determining a fair value or a market value for the Company, respectively.

Furthermore, as discussed with the Staff, the Company would like to supplementally provide the Staff with additional background information with respect to the following sentence which appears on page 78 of the Amendment: “The third-party valuation effective as of December 15, 2011 also considered our potential value upon an initial public offering, subject to discounts relating to initial public offering trends in related industries and the projected timing of this offering.”  In preparing such valuation, the third-party valuation firm was provided with the valuations of the five investment banks that had made preliminary presentations in July 2011 to the Company in connection with a potential public offering, three of whom are currently underwriters in the offering.  The average “most likely value” determined by the third-party

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-6

valuation firm based on the five preliminary valuations provided by such investment banks in July 2011 was approximately $[****].  The third-party valuation firm then noted in its report that based on IPO trends from July 2011 through December 15, 2011 (the valuation date), which showed a median decline of over [****]% for certain technology IPOs, it felt that the value of the Company estimated by the investment banks in July 2011 was overstated and determined a revised IPO estimate of $[****].  The third-party valuation firm then further looked at trend analyses of 20 technology IPOs in 2011, comparing their value at issue date, at July 1, 2011 and December 15, 2011 and noted a declining trend.  The third-party valuation firm then looked at the estimated time targeted for an IPO from the valuation date, which was nine months, and then applied an applicable discount factor for nine months and concluded the IPO value of the Company at the December 15, 2011 valuation date was $[****], which was one of the factors considered in determining their fair value for the Company and which was given a 40% weight as disclosed on page 78 of the Amendment.  In subsequent valuation reports, the third-party valuation firm relied on the estimated value of the Company provided by the three investment banks that had actually been selected to lead the Company’s IPO, which investment banks had by such time spent a significant amount of time with the Company and management further understanding the Company’s business and which valuations were updated and closer in time to the valuation dates of such reports and closer in time to the targeted IPO date.  As a result, in its more recent valuation reports, the third-party valuation firm did not apply any additional “IPO discounts” to the valuations from the investment bankers when factoring that figure into its overall fair value determination of the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Unaudited Pro Forma Financial Information, page F-18

5.                                      We note that your unaudited pro forma balance sheet as of June 30, 2012 gives effect to the cash received and liability incurred in connection with your term loan facility. Please tell us why it is appropriate to include this adjustment alongside your historical balance sheet. We refer you to paragraph 3430 of the SEC Division of Corporation Finance Reporting Manual.

In response to the Staff’s comment, the Company has revised the Pro Forma June 30, 2012 balance sheet column on page F-3 of the Amendment and Note 2 to its Consolidated Financial Statements on page F-18 to remove the term loan facility as a pro forma adjustment alongside the historical balance sheet in accordance with paragraph 3430 of the SEC Division Corporation Finance Reporting Manual.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-7

6.                                      We note that it appears that your unaudited pro forma balance sheet reflects a reduction in cash to reflect distributions declared and paid after June 30, 2012. Please tell us why it is appropriate to reflect this distribution as a reduction of cash. In this regard, we also note that your disclosure on page F-19 indicates that this adjustment was reflected as a distribution payable. We refer you to paragraph 3420.1 of the SEC Division of Corporation Finance Reporting Manual.

In response to the Staff’s comment, the Company revised the Pro Forma June 30, 2012 balance sheet column on page F-3 of the Amendment in order to reflect the distribution as a distribution payable rather than as a reduction of cash in accordance with paragraph 3420.1 of the SEC Division Corporation Finance Reporting Manual.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

Enclosures

cc:                                 Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-8

Exhibit A

	Actual	12/31/2011
Date	Outstanding	Weighted
1/1/2011	28,181,033	28,181,033
1/1/2011	1,433,571	1,433,571
1/1/2011	857,143	857,143
4/4/2011	5,768	4,294	(1)
6/30/2011	5,768	2,916	(1)
9/30/2011	5,768	1,458	(1)
12/31/2011	5,767	—
Basic @ 12/31/11	30,494,818	30,480,415

Sum of (1) = 8,668 shares

	Actual
Date	Outstanding	6/30/2012
1/1/2012	28,204,104	28,204,104
1/1/2012	1,433,571	1,433,571
1/1/2012	857,143	857,143
3/31/2012	5,768	2,900	(2)
6/30/2012	5,768	—
Basic @ 6/30/12	30,506,355	30,497,718

Sum of (2) = 2,900 shares

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-9

Schedule I

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-10

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 W 52ND STREET
NEW YORK, NEW YORK 10019-6142

tel +1-212-506-5000
fax +1-212-506-5151

WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

October 5, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-181376

Ladies and Gentlemen:

We are submitting this letter on behalf of Shutterstock, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2012 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”). The Company is concurrently filing Amendment No. 5 to the Form S-1 (the “Amendment”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Also enclosed for the convenience of the Staff are two copies of the Amendment marked to show changes from Amendment No. 4 to the Form S-1 filed by the Company on September 27, 2012.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-11

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

1.                                      We note your added disclosure in response to prior comment 1 of our letter dated September 14, 2012. However, it does not appear that the shares you disclose in note (3) on page 11 reconcile to the total weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock. Please provide a complete reconciliation of these shares, or cross reference to a reconciliation provided elsewhere in the registration statement.

In response to the Staff’s Comment, the Company has revised its disclosure in note (3) on page 11 of this Amendment to cross-reference pro forma note (n) on pages 50 and 51 of the Amendment.  Pro forma note (n) has also been revised to further describe and reconcile the pro forma weighted average shares outstanding for the year ended December 31, 2011 and the six months ended June 30, 2012.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note (i), page 49

2.                                      We note your response to prior comment 3 of our letter dated September 25, 2012 that for the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected. Please clarify why the restricted stock charge is lower than the profits interest charge. In this regard, we note your disclosure on page 46 that this relates to a modification of the award. Please tell us the authoritative accounting guidance you have followed in accounting for this modification, and why it is appropriate to recognize a reduction in compensation expense. Further, tell us what consideration you gave to disclosing the accounting guidance you are following.

In response to the Staff’s Comment, the Company has revised its pro forma adjustment described in note (i) on page 49 of the Amendment that resulted in a credit adjustment to the income statement. As described in Note 12 to the Company’s Consolidated Financial Statements, in the prior periods, the profits interest issued to an executive was accounted for as a liability classified award under ASC 718 due to the put feature in the terms of the original award agreement, and is re-measured to fair value at the end of each reporting period.  In connection with the Reorganization,

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-12

based on the terms of the profits interest agreement, the put feature will expire and the unvested profits interest will be exchanged for restricted stock.  As such, there is no modification to the award; the expense recognition and classification of the award follows the terms of the award as disclosed in Note 12 to the Company’s Consolidated Financial Statements.

Furthermore, in conjunction with the offering, 50% of the remaining unvested portion of the award as of that date will vest immediately, while the balance will continue to vest through April 5, 2016.  Accordingly, the expense attribution after the consummation of the offering as reflected in the pro forma financial statements is lower than the historical expense that was historically recorded due to the non-recurring vesting acceleration at the time of the offering, which has been excluded from the pro forma amount in accordance with Article 11 of Regulation S-X.

The following table details the pro forma credit adjustment:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012

Recorded in the Historical Income Statement	$2,122	$2,157
Pro Forma Expense for Recurring Portion of Restricted Award	$877	$437

Pro Forma Credit Adjustment	$(1,245)	$(1,720)

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-13

Basic and Diluted Pro Forma as Adjusted Net Income Per Share of Common Stock, page 50

3.                                      We note your added disclosure in response to prior comment 4 of our letter dated September 25, 2012. Please provide us with the computation supporting the vesting of restricted stock totaling 8,668 shares and 2,900 shares on a weighted average basis as disclosed in the second and third paragraphs on page 51. Please also tell us how the 112,240 shares described in subsection (iii) on page 51 are included in your weighted average shares of common stock outstanding basic and clarify your disclosures accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Amendment to disclose the reconciliation calculation of the weighted average shares of common stock outstanding. The Company’s reconciliation includes the weighted average shares of common stock outstanding as a result of the Reorganization and the offering and the incremental shares as a result of the awards that converted or were accelerated to common stock in connection with the Reorganization and the offering. The computation supporting the vesting of restricted stock totaling 8,668 shares during the year ended December 31, 2011 and 2,900 shares during the six months ended June 30, 2012 is provided in the attached Exhibit A. As noted on pages 50 and 51 of the Amendment, for the year ended December 31, 2011, there were an incremental 8,668 weighted average shares of common stock as a result of the vesting of 23,071 issued shares during the year ended December 31, 2011. Additionally, as noted on pages 50 and 51 of the Amendment, for the six months ended June 30, 2012, there were an incremental 2,900 weighted average shares of common stock as a result of vesting of 11,536 issued shares during the six months ended June 30, 2012.

The 112,240 shares which are described in subsection (iii) on page 51 of the Amendment are included in the reconciliation table contained on page 50 thereof.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-14

Critical Accounting Policies

Equity-Based Compensation

Common Stock Valuations, page 76

4.                                      We note your response to prior comment 11 of our letter dated July 20, 2012 and your added disclosure on page 81 that you believe the difference between the fair value of your common stock on the most recent VAR grant date and the anticipated offering price range reflects a standard market discount for an initial public offering. Please clarify your disclosure to further describe what this discount represents; what assumptions it incorporates regarding market, industry or company factors and please clarify why the factors and assumptions that determined this discount were not also reflected in your most recent common stock valuation performed on September 17, 2012.

The Company respectfully submits that pages 78 and 81 of the Amendment set forth the key factors considered by the Company’s compensation committee in estimating the fair value of the Company’s common stock in order to determine the fair value of VAR grants made in September 2012.  As noted on page 77 of the Amendment, the Company granted an aggregate of 52,750 VARs in September 2012 at an exercise price per share of $20.34.  As of the date of the grants, the Company’s compensation committee determined the fair value of the Company’s common stock to be $20.34 per share, which corresponds to a total market value of $[****].  The underwriters, as part of the underwriting process, determined their estimate of the Company’s market value as a publicly-traded company to be $[****].

In contrast, the exercise undertaken by the Company and the underwriters in setting the anticipated offering range for the IPO, as set forth on the cover page of the preliminary prospectus, was quite different.  Although the total enterprise value of the Company was a critical factor in that process, the Company and the underwriters also had extensive discussions regarding the number of shares to be sold, the total size of the offering, the track record of successful IPO pricing for technology IPOs since 2010 and the various factors they believe that contributed to such success, including the composition of desired investors, the book-building process and other factors relative to the pricing of an IPO.  In looking at the track record of IPO pricings, factors included the size of the offering, the initial filing range, the initial mid-point of the range, whether the range was revised up or down during the road show, whether there was a revised filing range or midpoint as well as the final offering price.  The underwriters also reviewed with the Company IPO pricing outcomes for seven recent technology IPOs that were viewed as the primary comparables to the Company which included IPO discounts of [****]-[****]%.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-15

Given the foregoing, the underwriters recommended, and the Company’s management and Board of Directors agreed, that the price range to be put on the front cover page of the preliminary prospectus should be at a significant discount (the so-called IPO discount) to the price that the underwriters expect the shares will trade at in the public market following the IPO.

As described in the previous response letter, language has been added to page 81 of the Amendment under the heading “Anticipated Offering Price Range” that discloses the difference between the fair value determined for the most recent VAR grants and the anticipated IPO price and notes that the assumptions used in the two valuations were not materially different and the anticipated IPO price reflects a discount typical for transactions of this nature.  We respectfully advise the Staff that there has been, and we expect there to continue to be, significant analysis and debate about the appropriate pricing of IPOs and the market factors which drive it.  In this regard, we also reference Chairman Schapiro’s August 23, 2012 letter to The Honorable Darrell E. Issa, in which the Commission was asked to review the regulatory framework which dictate the manner in which IPOs are conducted and priced.  We believe that Chairman Shapiro provided a thoughtful and thorough review of the pricing and regulatory framework, including the book-building process leading up to the pricing of an IPO.  Her letter also notes the information that underwriters look to gather from prospective institutional investors during that process, which includes their price levels (i.e., indication of interest or conditional offer to buy) as well as what prices the prospective investor expects the shares will trade at after the offering is completed (e.g., at what price the stock will be trading three to six months after the offering).  These two factors drive the typical IPO discount as discussed in the preceding paragraph and Chairman Shapiro’s letter, which includes reference to the fact that IPO pricing typically “reflects the discount necessary to attract key institutional investors who are expected to be making a long-term investment commitment.”

We further advise the Staff that there have been no developments at the Company that have negatively impacted either its results of operations or its prospects since the point in time that the Company provided estimates to the third-party valuation firm and to the underwriters for their use in determining a fair value or a market value for the Company, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-16

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Unaudited Pro Forma Financial Information, page F-18

5.                                      We note that your unaudited pro forma balance sheet as of June 30, 2012 gives effect to the cash received and liability incurred in connection with your term loan facility. Please tell us why it is appropriate to include this adjustment alongside your historical balance sheet. We refer you to paragraph 3430 of the SEC Division of Corporation Finance Reporting Manual.

In response to the Staff’s comment, the Company has revised the Pro Forma June 30, 2012 balance sheet column on page F-3 of the Amendment and Note 2 to its Consolidated Financial Statements on page F-18 to remove the term loan facility as a pro forma adjustment alongside the historical balance sheet in accordance with paragraph 3430 of the SEC Division Corporation Finance Reporting Manual.

6.                                      We note that it appears that your unaudited pro forma balance sheet reflects a reduction in cash to reflect distributions declared and paid after June 30, 2012. Please tell us why it is appropriate to reflect this distribution as a reduction of cash. In this regard, we also note that your disclosure on page F-19 indicates that this adjustment was reflected as a distribution payable. We refer you to paragraph 3420.1 of the SEC Division of Corporation Finance Reporting Manual.

In response to the Staff’s comment, the Company revised the Pro Forma June 30, 2012 balance sheet column on page F-3 of the Amendment in order to reflect the distribution as a distribution payable rather than as a reduction of cash in accordance with paragraph 3420.1 of the SEC Division Corporation Finance Reporting Manual.

* * * * * * * * * * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-17

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

Enclosures

cc:                                 Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

SHUTTERSTOCK-18

Exhibit A

	Actual	12/31/2011
Date	Outstanding	Weighted
1/1/2011	28,181,033	28,181,033
1/1/2011	1,433,571	1,433,571
1/1/2011	857,143	857,143
4/4/2011	5,768	4,294	(1)
6/30/2011	5,768	2,916	(1)
9/30/2011	5,768	1,458	(1)
12/31/2011	5,767	—
Basic @ 12/31/11	30,494,818	30,480,415

Sum of (1) = 8,668 shares

	Actual
Date	Outstanding	6/30/2012
1/1/2012	28,204,104	28,204,104
1/1/2012	1,433,571	1,433,571
1/1/2012	857,143	857,143
3/31/2012	5,768	2,900	(2)
6/30/2012	5,768	—
Basic @ 6/30/12	30,506,355	30,497,718

Sum of (2) = 2,900 shares

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

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Schedule II

CONFIDENTIAL TREATMENT REQUESTED BY SHUTTERSTOCK, INC.

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ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

October 8, 2012

VIA E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Kathleen Collins, Branch Chief

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-181376

Ladies and Gentlemen:

In response to comments 2 and 4 of the letter dated October 3, 2012 (the “Staff Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Shutterstock, Inc. (the “Company”), and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”), the Company hereby furnishes this letter (the “Supplemental Information”) to the Staff.  The Supplemental Information is being delivered in response to requests from the Staff to provide additional information regarding the Company’s proposed responses to comments 2 and 4 of the Staff Letter.

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In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Supplemental Information provided by the Company in response to additional Staff inquiries with respect to such comments. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note (i), page 49

2.                                      We note your response to prior comment 3 of our letter dated September 25, 2012 that for the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected. Please clarify why the restricted stock charge is lower than the profits interest charge. In this regard, we note your disclosure on page 46 that this relates to a modification of the award. Please tell us the authoritative accounting guidance you have followed in accounting for this modification, and why it is appropriate to recognize a reduction in compensation expense. Further, tell us what consideration you gave to disclosing the accounting guidance you are following.

In response to additional Staff inquiries regarding the Company’s proposed response to comment 2 of the Staff Letter, the Company hereby furnishes the Staff with the following information supplementally:

Background

The purpose of this supplemental submission is to respond to the Staff’s questions regarding comment 2 of the Staff Letter (in which the Staff asked the Company to clarify why the pro forma restricted stock charge was lower than the actual profits interest charge and to highlight the accounting guidance followed), as discussed by telephone conference on October 5, 2012 among the Company; Kathleen Collins, Branch Chief; and Laura Veator, Staff Accountant.  The Company has been asked to provide supplemental responses to the following questions in particular:

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1.               Please clarify why you believe the profits interest award converted to restricted stock award for the executive officer is not considered a modification and what authoritative accounting guidance you have considered in reaching this conclusion.

2.               Please clarify and explain the rationale of the acceleration charge related to the conversion of the profits interest award to the restricted stock award and how you plan to account for this charge. Please tell us how you plan to update the registration statement, including notes to the financial statements, in order to disclose to the investor how much of an acceleration charge will be recorded upon effectiveness.

Profits Interest Agreement

On August 17, 2010, the Company entered into a Profits Interest Agreement with an executive whereby the Company issued a membership interest in the Company to the executive in consideration of future services to be rendered. The Profits Interest Agreement terms stipulate that the executive shall have no rights to allocations or distributions relating to the Company’s operating profits. Only upon a Liquidation of the Company, as defined in the Company’s operating agreement, shall the executive be entitled to operating profits of the Company. In connection with the Reorganization, this membership interest in the LLC will be exchanged for shares of the Company’s stock, which will not contain a liquidation condition. The Profits Interest Agreement was effective as of April 5, 2010 and entitles the executive, in the event of a Liquidation, to an aggregate amount of 4% of the Liquidation value in excess of $300 million. The Profits Interest Grant vests over a six year period. The Profits Interest Agreement also contains a put feature whereby the executive has the option to put back to the Company up to 10% annually of any vested portion of the membership interest at the fair value on the date the executive would sell the vested interest back to the Company. Since the put feature does not subject the executive to the typical risks of stock ownership, the membership interest is classified as a liability and recorded utilizing the intrinsic method.

The Company’s process for determining the fair value of the award included consideration of third party valuation reports, and the fair value as determined in the reports served as the basis for calculating the compensation charge. The Company recorded compensation charges of $197,000, $2,122,000 and $2,157,000 during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012, which are included in other non-current liabilities as of December 31, 2010 and 2011 and June 30, 2012, respectively. This liability will be re-measured each future reporting period until a Liquidation occurs. In connection with the Reorganization, the unvested portion of the executive’s profits interest will be exchanged for shares of the Company’s common stock and the unvested portion of the executive’s profits interest will be exchanged for restricted stock having the same vesting terms.  Additionally, upon the occurrence of a Change in

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Control or Qualified Public Offering, as defined in the Company’s operating agreement, 50% of any unvested portion at that date will vest immediately, while the remaining unvested portion will continue to vest over the remaining vesting period through April 5, 2016. The unrecognized compensation charge for the unvested portion of this membership interest at June 30, 2012 is $[****] which reflects the current valuation of the award.

Summary

As noted above, the Company accounted for the profits interest award as a liability award and re-measures the award each reporting period based on fair value. This liability classification is due to a “put” feature whereby the holder can put the interest back to the Company.  In accordance with the profits interest agreement, in the event of a reorganization, the holder of the profits interest award will receive new securities in exchange for the profits interests that have the same relative and economic interest as the profits interest. The Company highlights this fact as it was the Company’s original intent to exchange the awards if such a reorganization event was to occur. In connection with the Reorganization, the Company will issue common stock to the holder in exchange for his profits interest award. Since the profits interest award was subject to a vesting period from April 2010 through April 2016, a portion of the common stock to be issued upon the Reorganization will be restricted and will vest under the schedule that was agreed to in the profits interest award.

Accounting

How should the exchange of the liability classified profits interest award to an equity classified restricted stock award be treated?

The Company reviewed ASC 718 (in particular 718-30 and 718-20) which discusses awards classified as liabilities and awards classified as equity. Additionally, the Company reviewed the 2012 edition of the “PwC Guide to Accounting for Stock-based Compensation.”  Although the exchange of the award is based on the original terms as noted above, the Company would like to respectfully draw the Staff’s attention to the last sentence in Section 1.12.7 of the PwC Guide which states that a change in classification of an equity award should be accounted for in a manner consistent with a modification under Section 1.13.5.  Section 1.13.5.2 of the PwC guide discusses a liability to equity modification and points to the example in ASC 718-20-55-135 to 55-138.

The Company believes that logic in the modification example below (specifically, the guidance in ASC 781-20- 55-137) should be applied. The final measurement of the liability will occur when the put lapses, which is simultaneous with the award exchange.

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The example is as follows:

55-135  This Case is based on the facts given in Example 1 (see paragraph 718-30-55-1). Entity T grants cash-settled stock appreciation rights to its employees. The fair value of the award on January 1, 20X5, is $12,066,454 (821,406 × $14.69) (see paragraph 718-30-55-2).

55-136  On December 31, 20X5, the assumed fair value is $10 per stock appreciation right; hence, the fair value of the award at that date is $8,214,060 (821,406 × $10). The share-based compensation liability at December 31, 20X5, is $2,738,020 ($8,214,060 ÷ 3), which reflects the portion of the award related to the requisite service provided in 20X5 (1 year of the 3-year requisite service period). For convenience, this Case assumes that journal entries to account for the award are performed at year-end. The journal entries for 20X5 are as follows.

Compensation Cost	$2,738,020
Shares based compensation liability		$2,738,020

To recognize compensation cost

Deferred tax asset	$958,307
Deferred tax benefit		$958,307

To recognize the deferred tax asset for the temporary difference related to compensation cost ($2,738,020 ×.35 = $958,307).

55-137  On January 1, 20X6, Entity T modifies the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converts the award from a liability award to an equity award because Entity T no longer has an obligation to transfer cash to settle the arrangement. Entity T would compare the fair value of the instrument immediately before the modification to the fair value of the modified award and recognize any incremental compensation cost. Because the modification affects no other terms or conditions, the fair value, assumed to be $10 per stock appreciation right, is unchanged by the modification and, therefore, no incremental compensation cost is recognized. The modified award’s total fair value is $8,214,060. The modified award would be accounted for as an equity award from the date of modification with a fair value of $10 per share. Therefore, at the modification date, the entity would reclassify the liability of $2,738,020 recognized on December 31, 20X5, as additional paid-in capital. The related journal entry is as follows:

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Shared based compensation liability	$2,738,020
Additional paid in capital		$2,738,020

To reclassify the award as equity

55-138  Entity T will account for the modified awards as equity going forward following the pattern given in Example 1, Case A (see paragraph 718-20-55-1), recognizing $2,738,020 of compensation cost in each of 20X6 and 20X7, for a cumulative total of $8,214,060.

Because the profits interest liability award is re-measured each reporting period, the fair value of the profits interest immediately before the Reorganization and at the lapsing of the put will equal the fair value of the total stock award to be received based on the Reorganization, including the portion of restricted stock.  For the purposes of the pro forma financial information presented in the registration statement, the basis for the measurement of the equity award received in exchange would be the last measurement of the liability award representing the amount at which the put can be settled plus any incremental fair value, which in this case is zero.  The terms of the agreement indicate that upon conversion of the Company to a corporation, whether by merger or otherwise, the Company and the holder intend that the profits interest will be converted into new shares of the corporation with similar terms. When the Company calculates and records the lapsing of the put option and the exchange in its books, it will utilize the “actual” fair value on that date. For example, if on October 1, 2012, the Company had completed its Reorganization, and the Company’s fair value was $[****], the Company would have re-measured its profits interest award at $[****], and would have calculated a before and after fair value comparison for the exchange of the liability award for the equity award. If this fair value before and after the exchange is the same, there would be no incremental charge.

Acceleration Charge and Restricted Stock Charge

The Company notes, as disclosed in the profits interest award agreement, that 50% of the unvested portion of the profits interest award will accelerate upon a Change of Control or Qualified Public Offering with the remaining unvested portion vesting in accordance with the vesting provisions set forth in the new restricted stock award agreement. These vesting terms are expected to be similar to the vesting terms in the profits interest agreement. Upon the Reorganization, the holders’ unvested interest converts to restricted stock. Upon the offering (assumed to occur approximately coincident with the Reorganization), 50% of the unvested portion of the restricted stock will be accelerated. The Company will record an accelerated compensation charge when this

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event occurs. For example, the accelerated compensation charge is expected to be calculated as follows using the following assumptions:

1.               The Company’s valuation at September 30, 2012 was $[****] or approximately $20.34/share. In conjunction with its Q3 2012 close, the Company re-measured the profits interest charge and recorded the change to the liability based on the $[****] valuation. The unvested or unrecognized compensation charge at September 30, 2012 was $[****] million.

2.               The Company expects to complete its Reorganization immediately prior to the offering and expects to complete its offering at a price of $14/share. The Company notes that the fair value from September 30, 2012 to the Reorganization date did not change.

3.               The Company will record an accelerated compensation charge of $3.6 million [****] in connection with the offering.

4.               The Company considered whether the $14/share offering price should be utilized in calculating the accelerated compensation charge; however, since the substance of the guidance is to record “incremental charges” when following the accounting modification rules noted above when comparing fair values before and after, the Company does not believe it is appropriate to record a benefit for the lower valuation. Therefore, the Company will base the acceleration charge on the fair value at the date of the exchange.

The Company also considered the accounting for the unvested restricted stock charge that will be recorded over the remaining vesting period from October 2012 through April 2016. The Company notes that the remaining unvested amount after recording the acceleration charge is expected to be $3.6 million. This $3.6 million amount will be recognized over the service period from October 2012 through April 2016. The Company plans to disclose this expected accelerated compensation charge of $3.6 million in the pro forma section and the financial statements footnotes.

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Critical Accounting Policies

Equity-Based Compensation

Common Stock Valuations, page 76

4.                                      We note your response to prior comment 11 of our letter dated July 20, 2012 and your added disclosure on page 81 that you believe the difference between the fair value of your common stock on the most recent VAR grant date and the anticipated offering price range reflects a standard market discount for an initial public offering. Please clarify your disclosure to further describe what this discount represents; what assumptions it incorporates regarding market, industry or company factors and please clarify why the factors and assumptions that determined this discount were not also reflected in your most recent common stock valuation performed on September 17, 2012.

In response to additional Staff inquiries regarding the Company’s proposed response to comment 4 of the Staff Letter, the Company proposes to add the following paragraph to the response to comment 4 previously provided to the Staff:

Furthermore, as discussed with the Staff, the Company would like to supplementally provide the Staff with additional background information with respect to the following sentence which appears on page 78 of the Amendment: “The third-party valuation effective as of December 15, 2011 also considered our potential value upon an initial public offering, subject to discounts relating to initial public offering trends in related industries and the projected timing of this offering.”  In preparing such valuation, the third-party valuation firm was provided with the valuations of the five investment banks that had made preliminary presentations in July 2011 to the Company in connection with a potential public offering, three of whom are currently underwriters in the offering.  The average “most likely value” determined by the third-party valuation firm based on the 5 preliminary valuations provided by such investment banks in July 2011 was approximately $[****].  The third-party valuation firm then noted in its report that based on IPO trends from July 2011 through December 15, 2011 (the valuation date) which showed a median decline of over [****]% for certain technology IPOs, it felt that the value of the Company estimated by the investment banks in July 2011 was overstated and determined a revised IPO estimate of $[****].  The third-party valuation firm then further looked at trend analyses of 20 technology IPOs in 2011, comparing their value at issue date, at July 1, 2011 and December 15, 2011 and determined a declining trend.  The third-party valuation firm then looked at the estimated time targeted for an IPO from the valuation date, which was nine months, and

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then applied an applicable discount factor for nine months and concluded the IPO value of the Company at the December 15, 2011 valuation date was $[****], which was one of the factors considered in determining their fair value for the Company and which was given a 40% weight as disclosed on page 78 of the Amendment.  In subsequent valuation reports, the third-party valuation firm relied on the estimated value of the Company provided by the three investment banks that had actually been selected to lead the Company’s IPO, which investment banks had by such time spent a significant amount of time with the Company and management further understanding the Company’s business and which valuations were updated and closer in time to the valuation dates of such reports and closer in time to the targeted IPO date.  As a result, in its more recent valuation reports, the third-party valuation firm did not apply any additional “IPO discounts” to the valuations from the investment bankers when factoring that figure into its overall fair value determination of the Company.

* * * * * * * * * * * * * * *

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The Company hereby requests that notices relating to this letter and the supplemental information be directed to the following:

Orrick, Herrington & Sutcliffe LLP

Attn: Brian B. Margolis, Esq.

51 West 52nd Street

New York, NY 10019

Telephone: (212) 506-5125

Fax: (212) 506-5151

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this letter.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

cc:	Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

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Schedule III

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ORRICK, HERRINGTON & SUTCLIFFE LLP
51 W 52ND STREET
NEW YORK, NEW YORK 10019-6142

tel +1-212-506-5000
fax +1-212-506-5151

WWW.ORRICK.COM

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

October 9, 2012

VIA E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mark P. Shuman, Branch Chief - Legal

Edwin Kim, Attorney-Advisor

Kathleen Collins, Branch Chief

Craig Wilson, Senior Assistant Chief Accountant

Laura Veator, Staff Accountant

Re:                             Shutterstock, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 27, 2012
File No. 333-181376

Ladies and Gentlemen:

In response to comments 2 and 4 of the letter dated October 3, 2012 (the “Staff Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Shutterstock, Inc. (the “Company”), and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-181376) (the “Form S-1”), the Company hereby furnishes this letter (the “Supplemental Information”) to the Staff.  The Supplemental Information is being delivered in response to requests from the Staff to provide additional information regarding the Company’s proposed responses to comments 2 and 4 of the Staff Letter.

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In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Supplemental Information provided by the Company in response to additional Staff inquiries with respect to such comments. Capitalized terms used but not defined in this letter shall have the meanings given them in the Form S-1.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note (i), page 49

2.                                      We note your response to prior comment 3 of our letter dated September 25, 2012 that for the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected. Please clarify why the restricted stock charge is lower than the profits interest charge. In this regard, we note your disclosure on page 46 that this relates to a modification of the award. Please tell us the authoritative accounting guidance you have followed in accounting for this modification, and why it is appropriate to recognize a reduction in compensation expense. Further, tell us what consideration you gave to disclosing the accounting guidance you are following.

In response to additional Staff inquiries regarding the Company’s proposed response to comment 2 of the Staff Letter, the Company hereby furnishes the Staff with the following information supplementally:

Background

The purpose of this supplemental submission is to respond to the Staff’s questions regarding comment 2 of the Staff Letter (in which the Staff asked the Company to clarify why the pro forma restricted stock charge was lower than the actual profits interest charge and to highlight the accounting guidance followed), as discussed by telephone conference on October 5, 2012 among the Company; Kathleen Collins, Branch Chief; and Laura Veator, Staff Accountant.  The Company has been asked to provide supplemental responses to the following questions in particular:

1.               Please clarify why you believe the profits interest award converted to restricted stock award for the executive officer is not considered a modification and what authoritative accounting guidance you have considered in reaching this conclusion.

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2.               Please clarify and explain the rationale of the acceleration charge related to the conversion of the profits interest award to the restricted stock award and how you plan to account for this charge. Please tell us how you plan to update the registration statement, including notes to the financial statements, in order to disclose to the investor how much of an acceleration charge will be recorded upon effectiveness.

Profits Interest Agreement

On August 17, 2010, the Company entered into a Profits Interest Agreement with an executive whereby the Company issued a membership interest in the Company to the executive in consideration of future services to be rendered. The Profits Interest Agreement terms stipulate that the executive shall have no rights to allocations or distributions relating to the Company’s operating profits. Only upon a Liquidation of the Company, as defined in the Company’s operating agreement, shall the executive be entitled to operating profits of the Company. In connection with the Reorganization, this membership interest in the LLC will be exchanged for shares of the Company’s stock, which will not contain a liquidation condition. The Profits Interest Agreement was effective as of April 5, 2010 and entitles the executive, in the event of a Liquidation, to an aggregate amount of 4% of the Liquidation value in excess of $300 million. The Profits Interest Grant vests over a six year period. The Profits Interest Agreement also contains a put feature whereby the executive has the option to put back to the Company up to 10% annually of any vested portion of the membership interest at the fair value on the date the executive would sell the vested interest back to the Company. Since the put feature does not subject the executive to the typical risks of stock ownership, the membership interest is classified as a liability and recorded utilizing the intrinsic method.

The Company’s process for determining the fair value of the award included consideration of third party valuation reports, and the fair value as determined in the reports served as the basis for calculating the compensation charge. The Company recorded compensation charges of $197,000, $2,122,000 and $2,157,000 during the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012, which are included in other non-current liabilities as of December 31, 2010 and 2011 and June 30, 2012, respectively. This liability will be re-measured each future reporting period until a Liquidation occurs. In connection with the Reorganization, the unvested portion of the executive’s profits interest will be exchanged for shares of the Company’s common stock and the unvested portion of the executive’s profits interest will be exchanged for restricted stock having the same vesting terms.  Additionally, upon the occurrence of a Change in Control or Qualified Public Offering, as defined in the Company’s operating agreement, 50% of any unvested portion at that date will vest immediately, while the remaining unvested portion will continue to vest over the remaining vesting period through April 5, 2016. The unrecognized compensation charge for the unvested portion of this membership interest at June 30, 2012 is $[****] which reflects the current valuation of the award.

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Summary

As noted above, the Company accounted for the profits interest award as a liability award and re-measures the award each reporting period based on fair value. This liability classification is due to a “put” feature whereby the holder can put the interest back to the Company.  In accordance with the profits interest agreement, in the event of a reorganization, the holder of the profits interest award will receive new securities in exchange for the profits interests that have the same relative and economic interest as the profits interest. The Company highlights this fact as it was the Company’s original intent to exchange the awards if such a reorganization event was to occur. In connection with the Reorganization, the Company will issue common stock to the holder in exchange for his profits interest award. Since the profits interest award was subject to a vesting period from April 2010 through April 2016, a portion of the common stock to be issued upon the Reorganization will be restricted and will vest under the schedule that was agreed to in the profits interest award.

Accounting

How should the exchange of the liability classified profits interest award to an equity classified restricted stock award be treated?

The Company reviewed ASC 718 (in particular 718-30 and 718-20) which discusses awards classified as liabilities and awards classified as equity. Additionally, the Company reviewed the 2012 edition of the “PwC Guide to Accounting for Stock-based Compensation.”  Although the exchange of the award is based on the original terms as noted above, the Company would like to respectfully draw the Staff’s attention to the last sentence in Section 1.12.7 of the PwC Guide which states that a change in classification of an equity award should be accounted for in a manner consistent with a modification under Section 1.13.5.  Section 1.13.5.2 of the PwC guide discusses a liability to equity modification and points to the example in ASC 718-20-55-135 to 55-138.

The Company believes that logic in the modification example below (specifically, the guidance in ASC 781-20- 55-137) should be applied. The final measurement of the liability will occur when the put lapses, which is simultaneous with the award exchange.

The example is as follows:

55-135  This Case is based on the facts given in Example 1 (see paragraph 718-30-55-1). Entity T grants cash-settled stock appreciation rights to its employees. The fair value of the award on January 1, 20X5, is $12,066,454 (821,406 × $14.69) (see paragraph 718-30-55-2).

55-136  On December 31, 20X5, the assumed fair value is $10 per stock appreciation right; hence, the fair value of the award at that date is $8,214,060 (821,406 × $10). The share-based compensation

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liability at December 31, 20X5, is $2,738,020 ($8,214,060 ÷ 3), which reflects the portion of the award related to the requisite service provided in 20X5 (1 year of the 3-year requisite service period). For convenience, this Case assumes that journal entries to account for the award are performed at year-end. The journal entries for 20X5 are as follows.

Compensation Cost	$2,738,020
Shares based compensation liability		$2,738,020

To recognize compensation cost

Deferred tax asset	$958,307
Deferred tax benefit		$958,307

To recognize the deferred tax asset for the temporary difference related to compensation cost ($2,738,020 ×.35 = $958,307).

55-137  On January 1, 20X6, Entity T modifies the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converts the award from a liability award to an equity award because Entity T no longer has an obligation to transfer cash to settle the arrangement. Entity T would compare the fair value of the instrument immediately before the modification to the fair value of the modified award and recognize any incremental compensation cost. Because the modification affects no other terms or conditions, the fair value, assumed to be $10 per stock appreciation right, is unchanged by the modification and, therefore, no incremental compensation cost is recognized. The modified award’s total fair value is $8,214,060. The modified award would be accounted for as an equity award from the date of modification with a fair value of $10 per share. Therefore, at the modification date, the entity would reclassify the liability of $2,738,020 recognized on December 31, 20X5, as additional paid-in capital. The related journal entry is as follows:

Shared based compensation liability	$2,738,020
Additional paid in capital		$2,738,020

To reclassify the award as equity

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55-138  Entity T will account for the modified awards as equity going forward following the pattern given in Example 1, Case A (see paragraph 718-20-55-1), recognizing $2,738,020 of compensation cost in each of 20X6 and 20X7, for a cumulative total of $8,214,060.

Because the profits interest liability award is re-measured each reporting period, the fair value of the profits interest immediately before the Reorganization and at the lapsing of the put will equal the fair value of the total stock award to be received based on the Reorganization, including the portion of restricted stock.  For the purposes of the pro forma financial information presented in the registration statement, the basis for the measurement of the equity award received in exchange would be the last measurement of the liability award representing the amount at which the put can be settled plus any incremental fair value, which in this case is zero.  The terms of the agreement indicate that upon conversion of the Company to a corporation, whether by merger or otherwise, the Company and the holder intend that the profits interest will be converted into new shares of the corporation with similar terms. When the Company calculates and records the lapsing of the put option and the exchange in its books, it will utilize the “actual” fair value on that date. For example, if on October 1, 2012, the Company had completed its Reorganization, and the Company’s fair value was $[****], the Company would have re-measured its profits interest award at $[****], and would have calculated a before and after fair value comparison for the exchange of the liability award for the equity award. If this fair value before and after the exchange is the same, there would be no incremental charge.

Acceleration Charge and Restricted Stock Charge

The Company notes, as disclosed in the profits interest award agreement, that 50% of the unvested portion of the profits interest award will accelerate upon a Change of Control or Qualified Public Offering with the remaining unvested portion vesting in accordance with the vesting provisions set forth in the new restricted stock award agreement. These vesting terms are expected to be similar to the vesting terms in the profits interest agreement. Upon the Reorganization, the holders’ unvested interest converts to restricted stock. Upon the offering (assumed to occur approximately coincident with the Reorganization), 50% of the unvested portion of the restricted stock will be accelerated. The Company will record an accelerated compensation charge when this event occurs. For example, the accelerated compensation charge is expected to be calculated as follows using the following assumptions:

1.               The Company’s valuation at September 30, 2012 was $[****] or approximately $20.34/share. In conjunction with its Q3 2012 close, the Company re-measured the profits interest charge and recorded the change to the liability based on the $[****] valuation. The unvested or unrecognized compensation charge at September 30, 2012 was $[****] million.

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2.               The Company completed its Reorganization on October 5, 2012.  The Company notes that the fair value from September 30, 2012 to the Reorganization date did not change.

3.               The Company will record an accelerated compensation charge of $3.6 million [****] in connection with the offering.

4.               The Company expects to price its public offering during the week of October 8, 2012.  The midpoint of the range on the cover page of the preliminary prospectus dated September 27, 2012 was $14.00.  The Company considered whether the midpoint of the range should be utilized in calculating the restricted stock charge; however, due to lack of certainty that the IPO will be completed, and noting that the midpoint of the range is significantly below what the underwriters had assessed the Company’s value to be and significantly below the most recent third-party valuation of $20.34 per share, the Company’s position is that the midpoint of the range should not be factored into calculating this charge. Additionally, the Company notes that if the IPO were not completed, the Reorganization would still be in effect.

The Company also considered the accounting for the unvested restricted stock charge that will be recorded over the remaining vesting period from October 2012 through April 2016. The Company notes that the remaining unvested amount after recording the acceleration charge is expected to be $3.6 million. This $3.6 million amount will be recognized over the service period from October 2012 through April 2016. The Company plans to disclose this expected accelerated compensation charge of $3.6 million in the pro forma section and the financial statements footnotes.

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Critical Accounting Policies

Equity-Based Compensation

Common Stock Valuations, page 76

4.                                      We note your response to prior comment 11 of our letter dated July 20, 2012 and your added disclosure on page 81 that you believe the difference between the fair value of your common stock on the most recent VAR grant date and the anticipated offering price range reflects a standard market discount for an initial public offering. Please clarify your disclosure to further describe what this discount represents; what assumptions it incorporates regarding market, industry or company factors and please clarify why the factors and assumptions that determined this discount were not also reflected in your most recent common stock valuation performed on September 17, 2012.

In response to additional Staff inquiries regarding the Company’s proposed response to comment 4 of the Staff Letter, the Company proposes to add the following paragraph to the response to comment 4 previously provided to the Staff:

Furthermore, as discussed with the Staff, the Company would like to supplementally provide the Staff with additional background information with respect to the following sentence which appears on page 78 of the Amendment: “The third-party valuation effective as of December 15, 2011 also considered our potential value upon an initial public offering, subject to discounts relating to initial public offering trends in related industries and the projected timing of this offering.”  In preparing such valuation, the third-party valuation firm was provided with the valuations of the five investment banks that had made preliminary presentations in July 2011 to the Company in connection with a potential public offering, three of whom are currently underwriters in the offering.  The average “most likely value” determined by the third-party valuation firm based on the 5 preliminary valuations provided by such investment banks in July 2011 was approximately $[****].  The third-party valuation firm then noted in its report that based on IPO trends from July 2011 through December 15, 2011 (the valuation date) which showed a median decline of over [****]% for certain technology IPOs, it felt that the value of the Company estimated by the investment banks in July 2011 was overstated and determined a revised IPO estimate of $[****].  The third-party valuation firm then further looked at trend analyses of 20 technology IPOs in 2011, comparing their value at issue date, at July 1, 2011 and December 15, 2011 and determined a declining trend.  The third-party valuation firm then looked at the estimated time targeted for an IPO from the valuation date, which was nine months, and then applied an applicable discount factor for nine months and concluded the IPO value of the

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Company at the December 15, 2011 valuation date was $[****], which was one of the factors considered in determining their fair value for the Company and which was given a 40% weight as disclosed on page 78 of the Amendment.  In subsequent valuation reports, the third-party valuation firm relied on the estimated value of the Company provided by the three investment banks that had actually been selected to lead the Company’s IPO, which investment banks had by such time spent a significant amount of time with the Company and management further understanding the Company’s business and which valuations were updated and closer in time to the valuation dates of such reports and closer in time to the targeted IPO date.  As a result, in its more recent valuation reports, the third-party valuation firm did not apply any additional “IPO discounts” to the valuations from the investment bankers when factoring that figure into its overall fair value determination of the Company.

* * * * * * * * * * * * * * *

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The Company hereby requests that notices relating to this letter and the supplemental information be directed to the following:

Orrick, Herrington & Sutcliffe LLP

Attn: Brian B. Margolis, Esq.

51 West 52nd Street

New York, NY 10019

Telephone: (212) 506-5125

Fax: (212) 506-5151

Please do not hesitate to contact me by telephone at (212) 506-5391 or by email at druff@orrick.com, or Brian Margolis by telephone at (212) 506-5125 or by email at bmargolis@orrick.com, with any questions or comments regarding this letter.

Very truly yours,

/s/ David M. Ruff

David M. Ruff

cc:	Jonathan Oringer, Shutterstock, Inc.
Timothy E. Bixby, Shutterstock, Inc.
Brian B. Margolis, Esq., Orrick, Herrington & Sutcliffe LLP

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